February 9, 2023	Filed pursuant to Rule 433 Registration Statement Nos. 333-254751 and 333-254751-02

PRICING TERM SHEET

U.S.$2,250,000,000 4.812% Fixed Rate Guaranteed Notes due 2033

Issuer:	BP Capital Markets America Inc. (“BP Capital America”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Fixed Rate Guaranteed Notes due 2033 (the “Notes”)

Total Principal Amount Being Issued:	$2,250,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	February 13, 2023

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	February 13, 2033

Day Count:	30/360

Day Count Convention:	Following Unadjusted

Interest Rate:	4.812% per annum

Date Interest Starts Accruing:	February 13, 2023

Interest Payment Dates:	February 13 and August 13 of each year, subject to the Day Count Convention.

First Interest Payment Date:	August 13, 2023

Treasury Benchmark:	4.125% due November 15, 2032

Treasury Benchmark Yield/Price:	3.692% / 103-16+

Spread to Treasury Benchmark:	T + 112bps

Re-offer Yield:	4.812%

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and unsubordinated and will rank equally with all of BP Capital America’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP is required to withhold any taxes by the laws of the jurisdiction in which BP is incorporated from a payment under the guarantee, BP will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the Notes to which you are entitled.

Listing:	Application will be made to list the Notes on the New York Stock Exchange, although neither BP Capital America nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 18 of the prospectus and as described below under “Optional Redemption”. The provision for optional tax redemption described in the prospectus will apply in respect of changes in tax treatments occurring after February 9, 2023.

Optional Redemption:	Prior to November 13, 2032 (three months prior to their maturity date) (the “Par Call Date”), BP Capital America may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, BP Capital America may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by BP Capital America in accordance with the following two paragraphs.

The Treasury Rate shall be determined by BP Capital America after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, BP Capital America shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, BP Capital America shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, BP Capital America shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, BP Capital America shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

BP Capital America’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. Once notice of redemption is sent, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date, subject to any conditions precedent specified in such notice.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee deems to be fair and appropriate. For so long as the Notes are held by DTC, Euroclear or Clearstream (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary. Unless BP Capital America defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption. Neither the Trustee nor the paying agent shall be responsible for calculating the redemption price.

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital America may, at its sole option, at any time and without the consent of the then existing Note holders issue additional notes in one or more transactions subsequent to the date of the related prospectus supplement dated February 9, 2023 with terms (other than the issuance date, public offering price and, possibly, the first interest payment date and the date interest starts accruing) identical to the Notes issued pursuant to the prospectus supplement. These additional notes will be deemed part of the same series as and fungible with the Notes issued pursuant to the prospectus supplement and will provide the holders of these additional notes the right to vote together with holders of the Notes issued pursuant to the prospectus supplement, provided that such additional notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 100.000%; Total: $2,250,000,000

Underwriters’ Discount:	Per Note: 0.250%; Total: $5,625,000

Proceeds, Before Expenses, to Us:	Per Note: 99.750%; Total: $2,244,375,000

Underwriter:	BNP Paribas Securities Corp.	$375,000,000

	Citigroup Global Markets Inc.	$375,000,000

	Deutsche Bank Securities Inc.	$375,000,000

	J.P. Morgan Securities LLC	$375,000,000

	SMBC Nikko Securities America, Inc.	$375,000,000

	Wells Fargo Securities, LLC	$375,000,000

CUSIP Number:	10373Q BU3

ISIN:	US10373QBU31

* * * * * * * *

No EEA PRIIPs KID — no EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA.

No UK PRIIPs KID – no UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

We expect that delivery of the Notes will be made to investors on or about February 13, 2023 (such settlement being referred to as “T+2”).

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856, and Wells Fargo Securities, LLC at 1-800-645-3751.

* * * * * * * *